Exhibit 99.1

UNDERWRITING AGREEMENT

December 8, 2025

Gold Royalty Corp.

1030 West Georgia Street, Suite 183

Vancouver, British Columbia

Canada V6E 2Y3

Attention:	David Garofalo, Chairman, President and Chief Executive Officer

Dear Mr. Garofalo:

The undersigned, National Bank Financial Inc. (“NBF”), BMO Capital Markets Corp. (“BMO”) and RBC Dominion Securities Inc. (“RBC”, and together with NBF and BMO, the “Lead Underwriters”), together with Scotia Capital Inc., Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, Raymond James Ltd., Ventum Financial Corp. and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”), understand that Gold Royalty Corp. (the “Company”) proposes to issue and sell an aggregate of 22,500,000 common shares in the capital of the Company (the “Initial Shares”), at a price of $4.00 per Initial Share (the “Issue Price”) for aggregate gross proceeds of $90,000,000.

Upon and subject to the terms and conditions contained in this Agreement, the Underwriters hereby agree to purchase, or alternatively to arrange, as agent for substituted purchasers (the “Substituted Purchasers”), on a several (and not joint nor joint and several) basis in the respective proportions set out opposite the name of each Underwriter in section 10 of this Agreement, from the Company on the Closing Date (as hereinafter defined), and the Company hereby agrees to sell to the Underwriters, all but not less than all of the 22,500,000 Initial Shares, at the Issue Price for an aggregate purchase price of $90,000,000. For greater certainty, the obligation of the Underwriters to purchase the Initial Shares shall be reduced by an amount equal to the number of Initial Shares purchased by any Substituted Purchasers. After a reasonable effort has been made to sell all of the Initial Shares at the Issue Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Issue Price shall not affect the aggregate gross proceeds less the Underwriters’ Fees (as hereinafter defined) payable to the Company.

The Company hereby grants, in the respective percentages as set out in section 10 of this Agreement, to the Underwriters an option (the “Over-Allotment Option”), entitling the Underwriters to purchase, or to arrange, as agent for Substituted Purchasers, up to an additional 3,375,000 common shares in the capital of the Company (each an “Additional Share”) at a price per Additional Share equal to the Issue Price, for the purpose of covering the Underwriters’ overallocation position and for market stabilization purposes, for aggregate gross proceeds of $13,500,000, assuming the full exercise of the Over-Allotment Option. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts and from time to time for up to 30 days after the Closing Time (as hereinafter defined).

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the “Offering” shall be deemed to include the Over-Allotment Option and (ii) the “Offered Shares” shall mean, collectively, the Initial Shares and the Additional Shares.

The net proceeds of the Offering shall be used as set forth in the Final Prospectuses (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company shall pay to the Underwriters a cash fee (the “Underwriters’ Fee”) in an amount equal to 4.50% of the gross proceeds received by the Company from the issue and sale of the Initial Shares and any Additional Shares.

The Company has prepared and filed with the Commissions in the Qualifying Canadian Jurisdictions (each as hereinafter defined) a preliminary short form base shelf prospectus dated July 15, 2024 in the English language (the “Canadian Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus dated August 2, 2024 (the “Canadian Final Base Shelf Prospectus”) in respect of the offering of common shares, preferred shares, warrants, subscription receipts, debt securities and units in one or more offerings for an aggregate offering price of up to $250,000,000 (the “Shelf Securities”).

The Company has also prepared and filed the Registration Statement. The “Registration Statement” means the registration statement referred to in section 2.4 hereof, including the exhibits, schedules and financial statements and any prospectus relating to the Shelf Securities that is filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended (“Rule 424(b)”), and the rules and regulations promulgated thereunder (the “U.S. Securities Act”) and deemed part of such registration statement pursuant to Rule 430B under the U.S. Securities Act as of such relevant time, as amended on each Effective Date, and, in the event any post-effective amendment thereto or any registration statement and any amendments thereto filed pursuant to Rule 462(b) under the U.S. Securities Act (a “Rule 462(b) Registration Statement”) becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be; the “Effective Date” means each date and time that the Registration Statement, any post-effective amendment or amendments thereto or any Rule 462(b) Registration Statement became or becomes effective under the U.S. Securities Act; the “U.S. Base Prospectus” means the base prospectus referred to in section 2.4 hereof as filed in the Registration Statement on July 29, 2024, which was declared effective on August 2, 2024; the “U.S. Preliminary Prospectus” means any preliminary prospectus supplement to the U.S. Base Prospectus referred to in section 2.4 hereof relating to the Offered Shares and the Additional Shares which is used prior to the filing of the U.S. Final Prospectus, together with the U.S. Base Prospectus; and the “U.S. Final Prospectus” means the final prospectus supplement relating to the Offered Shares and the Additional Shares that is filed pursuant to Rule 424(b) - after the Applicable Time, together with the U.S. Base Prospectus.

Any reference herein to the Registration Statement, the U.S. Base Prospectus, any U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the U.S. Securities Act, with respect to (x) the Registration Statement and U.S. Base Prospectus, as of the Effective Date of the Registration Statement, (y) the U.S. Preliminary Prospectus and the U.S. Final Prospectus, the date of such U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. Base Prospectus, any U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document filed after such date under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) that are deemed to be incorporated therein by reference.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined).

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1. DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	“Acts” means the securities acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions (including the U.S. Securities Act) and “Act” means the securities act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Additional Shares” has the meaning set out on page 1 hereof;

(c)	“Ancillary Documents” means all agreements, certificates (including any certificates representing the Offered Shares), officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(d)	“Annual Financial Statements” has the meaning given to that term in subsection 5.1(i) hereof;

(e)	“Applicable Securities Laws” means, collectively, and, as the context may require, the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities, the Canadian Securities Laws, and the U.S. Securities Laws, as applicable;

(f)	“Applicable Time” means 3 a.m. (Vancouver time) on December 8, 2025;

(g)	“Base Prospectuses” means the Canadian Final Base Shelf Prospectus and the U.S. Base Prospectus;

(h)	“Base Shelf Procedures” means NI 44-101 and NI 44-102;

(i)	“Canadian Final Base Shelf Prospectus” has the meaning set out on page 2 hereof;

(j)	“Canadian Final Prospectus” means the shelf prospectus supplement of the Company dated on or about the date of this Agreement relating to the distribution of the Offered Shares, which includes the pricing information omitted from the Canadian Preliminary Prospectus, together with the Canadian Final Base Shelf Prospectus and any and all documents incorporated by reference in such shelf prospectus supplement;

(k)	“Canadian Final Receipt” means the receipt dated August 2, 2024 issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Final Base Shelf Prospectus in each of the Qualifying Canadian Jurisdictions;

(l)	“Canadian Preliminary Base Shelf Prospectus” has the meaning set out on page 2 hereof;

(m)	“Canadian Preliminary Prospectus” means the preliminary shelf prospectus supplement of the Company dated December 8, 2025 relating to the distribution of the Offered Shares and the Over-Allotment Option, which excludes certain pricing information, together with the Canadian Final Base Shelf Prospectus and any and all documents incorporated by reference in such shelf prospectus supplement;

(n)	“Canadian Preliminary Receipt” means the receipt dated July 15, 2024 issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Preliminary Base Shelf Prospectus in each of the Qualifying Canadian Jurisdictions;

(o)	“Canadian Securities Laws” means all applicable securities legislation in the Qualifying Canadian Jurisdictions, including all rules and regulations under such legislation, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Commissions in each of the Qualifying Canadian Jurisdictions as modified by the Translation Decision;

(p)	“CFO Certificate” has the meaning given to that term in subsection 6.1(l)(viii) hereto;

(q)	“CFPOA” has the meaning given to that term in subsection 5.1(nnn) hereto;

(r)	“Claims” has the meaning given to that term in section 12.1 hereto;

(s)	“Closing” and “Closing Date” have the meanings given to those terms in section 9.1 hereto;

(t)	“Closing Materials” has the meaning given to that term in subsection 6.1(l)(xiii) hereto;

(u)	“Closing Time” means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and NBF, on behalf of the Underwriters, on the Closing Date, or in the case of the Option Closing, 5:00 a.m. (Vancouver Time) or such other time as may be agreed to by the Company and NBF, on behalf of the Underwriters, on the Over-Allotment Closing Date;

(v)	“Comfort Letter” has the meaning given to that term in subsection 6.1(l)(i) hereto;

(w)	“Commissions” means the securities regulatory authorities (other than stock exchanges) of the Qualifying Canadian Jurisdictions and “Commission” means the securities regulatory authority of a specified Qualifying Canadian Jurisdiction;

(x)	“Common Shareholders” has the meaning given to that term in subsection 5.1(u);

(y)	“Common Shares” means the common shares, without par value, in the capital of the Company;

(z)	“Company” means Gold Royalty Corp., a company incorporated under the laws of Canada;

(aa)	“Continuing Underwriters” has the meaning given to that term in subsection 10.2 hereto;

(bb)	“Corporate Opinions” has the meaning given to that term in subsection 6.1(l)(iii) hereto;

(cc)	“Defaulted Shares” has the meaning given to that term in subsection 10.2 hereto;

(dd)	“Disclosure Package” means the U.S. Base Prospectus, as amended and supplemented by the U.S. Preliminary Prospectus dated December 8, 2025, the information stated in Schedule “A” to this Agreement and each Issuer Free Writing Prospectus listed on Schedule “D” to this Agreement;

(ee)	“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(ff)	“Engagement Letter” means the engagement letter dated December 8, 2025 entered into between the Company and NBF;

(gg)	“Environmental Activity” means without limitation, any past, present or contemplated activity, event or circumstance in respect of any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

(hh)	“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Company or its subsidiaries or its prior or existing operations or properties or assets and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

(ii)	“Effective Date” has the meaning set out on page 2 hereof;

(jj)	“Encumbrance” has the meaning given to that term in subsection 5.1(b) hereto;

(kk)	“Evaluation Date” has the meaning given to that term in subsection 5.1(dd) hereto;

(ll)	“FCPA” has the meaning given to that term in subsection 5.1(kkk) hereto;

(mm)	“Final Prospectuses” means the Canadian Final Prospectus and U.S. Final Prospectus;

(nn)	“Financial Statements” has the meaning given to that term in subsection 5.1(i) hereto;

(oo)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(pp)	“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

(qq)	“IFRS” has the meaning given to that term in subsection 5.1(j) hereto;

(rr)	“Indemnified Parties” has the meaning given to that term in section 12.1 hereto;

(ss)	“Initial Shares” has the meaning given to that term on page 1 hereof;

(tt)	“Interim Financial Statements” has the meaning given to that term in subsection 5.1(i) hereto;

(uu)	“Issue Price” has the meaning set out on page 1 hereof;

(vv)	“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 433 under the U.S. Securities Act) in connection with the offering of the Offered Shares prepared by or on behalf of the Company or used or referred to by the Company in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

(ww)	“Key Royalties” has the meaning given to that term in subsection 5.1(gg) hereto;

(xx)	“Lead Underwriters” has the meaning set out on page 1 hereof;

(yy)	“Legal Opinions” has the meaning given to that term in subsection 6.1(l)(ii) hereto;

(zz)	“material adverse effect” means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, assets, liabilities (contingent or otherwise) of the Company, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the Common Shares or (ii) any fact, event or change that would result in any Offering Document containing a misrepresentation;

(aaa)	“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of a Qualifying Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable, or otherwise would constitute a material change within the meaning of U.S. Securities Laws;

(bbb)	“Material Contracts” has the meaning given to that term in subsection 5.1(x) hereto;

(ccc)	“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of a Qualifying Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company, or otherwise would constitute a material fact within the meaning of U.S. Securities Laws;

(ddd)	“Material Subsidiaries” has the meaning given to that term in subsection 5.1(a) hereto;

(eee)	“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of a Qualifying Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of a Qualifying Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading (in the context of any U.S. Preliminary Prospectus or the U.S. Final Prospectus, in light of the circumstances in which it was made);

(fff)	“Money Laundering Laws” has the meaning given to that term in subsection 5.1(rrr) hereto;

(ggg)	“NBF” has the meaning set out on page 1 hereof;

(hhh)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

(iii)	“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(jjj)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(kkk)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(lll)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

(mmm)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(nnn)	“NYSE American” means the NYSE American LLC;

(ooo)	“Offered Shares” has the meaning set out on page 1 hereof;

(ppp)	“Offering” has the meaning set out on page 1 hereof;

(qqq)	“Offering Documents” means, collectively, the Prospectuses, any Supplementary Material and the Disclosure Package;

(rrr)	“Officers’ Certificate” has the meaning given to that term in subsection 6.1(l)(vi) hereto;

(sss)	“Option Closing” means the purchase of Additional Shares contemplated upon the exercise of the Over-Allotment Option;

(ttt)	“Over-Allotment Closing Date” means, in respect of any exercise of the Over-Allotment Option, the closing date for such exercise of the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(uuu)	“Over-Allotment Option” means the option to purchase the Additional Shares granted to the Underwriters as set out on page 1 hereof;

(vvv)	“PCAOB” means the Public Company Accounting Oversight Board (United States);

(www)	“PFIC” means a “passive foreign investment company”;

(xxx)	“Preliminary Prospectuses” means the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

(yyy)	“Pricing Term Sheet” means the pricing term sheet in the form scheduled as Schedule “A” hereto, including any supplements or amendments thereto;

(zzz)	“Principals” has the meaning given to that term in subsection 5.1(u);

(aaaa)	“Prospectuses” means collectively the Canadian Preliminary Base Shelf Prospectus, the Base Prospectuses, the Preliminary Prospectuses and the Final Prospectuses;

(bbbb)	“provide” in the context of sending or making available marketing materials to a potential investor of the Offered Shares, has the meaning given to that term under the Applicable Securities Laws;

(cccc)	“Public Record” has the meaning given to that term in subsection 5.1(n) hereto;

(dddd)	“Qualifying Canadian Jurisdictions” means the Canadian provinces and territories of Canada, other than Québec and Nunavut, and “Qualifying Canadian Jurisdiction” means any one of them;

(eeee)	“Qualifying Jurisdictions” means the Qualifying Canadian Jurisdictions, the U.S. and such other jurisdictions to which the Underwriters and the Company may agree, and “Qualifying Jurisdiction” means any one of them;

(ffff)	“RBC” has the meaning set out on page 1 hereof;

(gggg)	“Registration Statement” has the meaning set out on page 2 hereof;

(hhhh)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(iiii)	“Regulatory Authorities” means collectively the Commissions, the SEC and the NYSE American;

(jjjj)	“Rule 424(b)” has the meaning set out on page 2 hereof;

(kkkk)	“Rule 462(b) Registration Statement” has the meaning set out on page 2 hereof;

(llll)	“SEC” has the meaning set out on page 2 hereof;

(mmmm)	“Shelf Securities” has the meaning set out on page 2 hereof;

(nnnn)	“SK 1300” means subpart 1300 of Regulation S-K under the U.S. Securities Act;

(oooo)	“subsidiary” has the meaning given to that term in the Canada Business Corporations Act and “subsidiaries” means more than one of them;

(pppp)	“Substituted Purchasers” has the meaning set out on page 1 hereof;

(qqqq)	“Supplementary Material” means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(rrrr)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(ssss)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(tttt)	“Translation Decision” means the decision of the Autorité des marchés financiers dated July 11, 2024, obtained by the Company granting exemptive relief from the requirement that the Canadian Final Base Shelf Prospectus and the documents incorporated by reference in the Canadian Final Base Shelf Prospectus be publicly filed in both the French and English languages.

(uuuu)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(vvvv)	“Underwriters’ Fee” has meaning set out on page 1 hereof;

(wwww)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(xxxx)	“U.S. Base Prospectus” has the meaning set out on page 2 hereof;

(yyyy)	“U.S. Exchange Act” has the meaning set out on page 2 hereof;

(zzzz)	“U.S. Final Prospectus” has the meaning set out on page 2 hereof;

(aaaaa)	“U.S. Legal Opinion” has the meaning given to that term in section 6.1(l)(iv);

(bbbbb)	“U.S. Preliminary Prospectus” has the meaning set out on page 2 hereof;

(ccccc)	“U.S. Securities Act” has the meaning set out on page 2 hereof;

(ddddd)	“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable securities laws of any state of the United States; and

(eeeee)	“XBRL” means eXtensible Business Reporting Language.

1.2	All references to dollar figures in this Agreement are to United States dollars.

1.3	Certain terms applicable solely to Schedule “B” are defined in Schedule “B”.

1.4	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of David Garofolo, Andrew Gubbels and Samuel Mah, after having made due inquiry of appropriate and relevant persons and after reviewing relevant documentation.

2. FILING OF PROSPECTUSES

2.1	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Canadian Preliminary Base Shelf Prospectus with the Commissions and has obtained the Canadian Preliminary Receipt for the Canadian Preliminary Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Canadian Preliminary Base Shelf Prospectus.

2.2	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Canadian Final Base Shelf Prospectus with the Commissions and has obtained a Canadian Final Receipt for the Canadian Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Canadian Final Base Shelf Prospectus.

2.3	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Canadian Preliminary Prospectus with the Commissions.

2.4	The Company represents and warrants to the Underwriters that:

(a)	The Company meets the requirements for use of Form F-3 under the U.S. Securities Act and has prepared and filed with the SEC a registration statement (File Number: 333-280817) on Form F-3, including the U.S. Base Prospectus, for the registration of the offering and sale of the Shelf Securities. Such Registration Statement, including any amendments thereto filed prior to the Applicable Time, has become effective pursuant to Rule 461 under the U.S. Securities Act. The Company has filed with the SEC, pursuant to Rule 424(b), a U.S. Preliminary Prospectus relating to the Offered Shares, which has previously been furnished to the Underwriters. The Company will file with the SEC a U.S. Final Prospectus relating to the Offered Shares in accordance with Rule 424(b) after the Applicable Time. As filed, such U.S. Final Prospectus shall contain all information required by the U.S. Securities Act and the rules thereunder and, except to the extent the Underwriters shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Underwriters prior to the Applicable Time or, to the extent not completed at the Applicable Time, shall contain only such specific additional information and other changes (beyond that contained in the U.S. Base Prospectus and any U.S. Preliminary Prospectus) as the Company has advised the Underwriters, prior to the Applicable Time, will be included or made therein. The Company will file with the SEC any Issuer Free Writing Prospectus to the extent required by Rule 433 under the U.S. Securities Act. The Company will retain copies of each Issuer Free Writing Prospectus that is not filed with the SEC in accordance with Rule 433 under the U.S. Securities Act. The Registration Statement, at the Applicable Time, meets the requirements set forth in Rule 415(a)(1)(x) under the U.S. Securities Act. The initial Effective Date of the Registration Statement was not earlier than the date three years before the Applicable Time.

(b)	On each Effective Date and at the Applicable Time, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date or the Over-Allotment Closing Date, the U.S. Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the U.S. Securities Act and, in relation to the documents incorporated by reference therein, the U.S. Exchange Act and the respective rules thereunder; on each Effective Date, at the Applicable Time and on the Closing Date, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date and the Over-Allotment Closing Date, the U.S. Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the U.S. Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters specifically for inclusion in the Registration Statement or the U.S. Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by any Underwriters consists of the information described as such in section 12.1 hereof.

2.5	The Company covenants with the Underwriters that it shall have, by no later than 2:00 p.m. (Vancouver time) on December 8, 2025, prepared and filed the Canadian Final Prospectus with the Commissions, and will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, Applicable Securities Laws required to be fulfilled or complied with by the Company to enable the Offered Shares to be lawfully distributed to the public in the Qualifying Canadian Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Canadian Jurisdictions.

2.6	The Company shall permit the Underwriters to participate fully in the preparation of, approve the form of, and review all documents incorporated by reference in, each such Final Prospectuses, any Issuer Free Writing Prospectus, and any other Ancillary Documents used in connection with the Offering and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Applicable Securities Laws. The Company shall furnish to the Underwriters all the information relating to the Company and its business and affairs as is required in connection with the Offering.

2.7	The Company and the Underwriters, on a several basis, covenants and agrees not to provide any potential investor of the Offered Shares with any marketing materials other than the Pricing Term Sheet.

3. OVER-ALLOTMENT OPTION

3.1	The Company hereby grants to the Underwriters the Over-Allotment Option to purchase and to offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein.

3.2	The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts, from time to time, up to 30 days after the Closing Date by the Lead Underwriters, on behalf of the Underwriters, giving written notice to the Company by such date, specifying the number of Additional Shares to be purchased and the closing date for such exercise (the “Over-Allotment Closing Date”), which date shall be not more than three business days after the date of such notice.

3.3	Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested in the notice of exercise of the Over-Allotment Option and the Company shall proceed to hold the Option Closing in accordance with section 10.

4. DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Initial Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Initial Shares.

4.2	The distribution of the Offered Shares and the grant of the Over-Allotment Option shall be qualified by the Final Prospectuses under Applicable Securities Laws. The Offered Shares and the Over-Allotment Option may also be offered and sold in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Offered Shares and the Over-Allotment Option in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

4.3	Until the date on which the distribution of the Offered Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Offered Shares, or in the event that the Offered Shares have, for any reason ceased to so qualify, to so qualify again the Offered Shares for distribution in the Qualifying Jurisdictions.

4.4	The Company agrees that each of the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as its agents to assist in the Offering and that each Underwriter may determine the remuneration payable to such other dealers appointed by it. Such remuneration shall be payable by the Underwriter so appointing. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters, including but not limited to, compliance with all Applicable Securities Laws.

4.5	Each of the Underwriters covenants, represents and warrants to the Company that it will comply, to the extent applicable to the Underwriters, with the rules and policies of the NYSE American and with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

5. REPRESENTATIONS AND WARRANTIES

5.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	each of the Company and the subsidiaries of the Company listed on Schedule “B” hereto (the “Material Subsidiaries”) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets;

(b)	the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries (other than those shares owned by nominal shareholders as required by local corporate laws), in each case, other than as set out in Schedule “B”, free and clear of all charges, mortgages, liens, hypothecs, pledges, claims, restrictions, security interests or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of British Columbia (each, an “Encumbrance”), and, other than pursuant to security granted in connection with the credit arrangements described in Schedule “C”, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or the Material Subsidiaries of any of the shares or other securities of the Material Subsidiaries;

(c)	each of the Company and the Material Subsidiaries are qualified to carry on business in each jurisdiction in which it carries on its business, except where the failure to be so qualified would not reasonably be expected to: (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and its Material Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; or (ii) result in an Offering Document containing a misrepresentation;

(d)	each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licenses that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licenses are valid and binding in accordance with their terms and in full force and effect, and no material breach or default by the Company or any Material Subsidiary or event which, with notice or lapse or both, could constitute a material breach or default by the Company or any Material Subsidiary, exists with respect thereto;

(e)	the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company and the consummation of any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any Encumbrance on its or any of its subsidiaries’ properties or assets under, any term or provision of the articles, by-laws or resolutions of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it or they or any of its or their properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach would reasonably be expected to result in a material adverse effect;

(f)	the Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations contemplated hereunder, and the issuance and sale by the Company of the Offered Shares and the granting of the Over-Allotment Option, have been duly authorized by all necessary corporate action of the Company, and this Agreement has been duly executed and delivered by the Company and each of this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(g)	the Company has the necessary corporate power and authority to execute and deliver the Prospectuses and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Final Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of each of the Final Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under the Applicable Securities Laws;

(h)	no consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under Applicable Securities Laws or under any other applicable securities laws, and except such customary post-Closing notice filings, and other filings after the date hereof pursuant to applicable securities laws, including Applicable Securities Laws, and stock exchange policies, including the policies of the NYSE American;

(i)	other than as disclosed in the Registration Statement or the Prospectuses, there has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, taken as a whole, from the position set forth in the consolidated audited financial statements for the Company’s fiscal year ended December 31, 2024 (the “Annual Financial Statements”) or the condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 (the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”) included or incorporated by reference in the Registration Statement and the Prospectuses, including, as applicable, the auditor’s reports and notes in respect thereof;

(j)	the Financial Statements present fairly, in all material respects, the financial position of the Company on a consolidated basis as of the dates thereof and the results of operations and cash flows of the Company on a consolidated basis for the periods indicated, and have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) on a basis consistent with prior periods (except as disclosed therein); the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in such financial statements, which would be reasonably expected to have a material adverse effect;

(k)	the Company maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, (v) material information relating to the Company and its subsidiaries is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s and each subsidiary’s internal controls have been disclosed to the audit committee of the Company;

(l)	there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would result in a material adverse effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its subsidiaries before any governmental authority; none of the Company or any of its subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or such subsidiary to conduct its respective business in all material respects as it has been carried on prior to the date hereof;

(m)	except as disclosed in the Registration Statement and the Prospectuses, since September 30, 2025, neither the Company nor any of its subsidiaries has incurred, assumed or suffered any material liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and its subsidiaries, taken as a whole;

(n)	the information and statements set forth in the Registration Statement and the Prospectuses and in all documents incorporated by reference in the Registration Statement and the Prospectuses and all information filed by or on behalf of the Company with the Regulatory Authorities and all applicable self-regulatory authorities after August 2, 2024, in compliance, or intended compliance, with Applicable Securities Laws, as applicable (the “Public Record”), were true, correct and complete in all material respects and did not contain any untrue statement of a material fact as at the date thereof or omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with all Applicable Securities Laws, and the Company is not in default of its filings, nor has it failed to file, furnish or publish any document required to be filed, furnished or published, under Applicable Securities Laws;

(o)	the Company is a “reporting issuer” or has equivalent status within the meaning of Canadian Securities Laws in each of the Qualifying Canadian Jurisdictions and the Company has not received any correspondence or notice from any Commission concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; the Company is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and has filed and furnished with the SEC all reports required under the U.S. Exchange Act and the Company has not received any correspondence or notice from the SEC concerning a review of any of the Company’s filings in respect of which any matters remain outstanding; no delisting, prevention or suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no such proceeding is pending, contemplated or threatened and no inquiry or investigation (formal or informal) of any Commissions, the SEC, the NYSE American is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing;

(p)	other than the investor rights agreements with each of Queen’s Road Capital Investment Ltd. and Taurus Mining Royalty Fund L.P. dated December 15, 2023 and the shareholder rights plan agreement between the Company and TSX Trust Company dated November 5, 2025, and no agreement is in force or effect which in any manner materially affects the voting or control of any of the securities of the Company;

(q)	PricewaterhouseCoopers LLP, who have audited the Annual Financial Statements and delivered their report included in the Annual Financial Statements, have informed the Company that they are independent chartered accountants with respect to the Company within the meaning of applicable Canadian Securities Laws and there has not been any “disagreement” or “unresolved issue” (within the meaning of NI 51-102) with PricewaterhouseCoopers LLP since its initial engagement as the Company’s auditor; at all relevant times PricewaterhouseCoopers LLP have informed the Company that they are and have been (i) independent public accountants as required under U.S. Securities Laws, including as required by the U.S. Securities Act and by the rules of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the U.S. Securities Act, and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn;

(r)	the Company and each of its subsidiaries (A) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file would not result in a material adverse effect) and have paid or accrued all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Financial Statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as would not result in a material adverse effect, (B) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate governmental authority such taxes and other amounts required by applicable laws to be remitted by them except for any such taxes and other amounts as would not result in a material adverse effect, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate governmental authority any such amounts required by applicable laws to be remitted by them except for any such taxes and other amounts as would not result in a material adverse effect; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable;

(s)	there has been no change in accounting policies or practices of the Company since December 31, 2024;

(t)	the audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Commissions and the requirements of Section 10A of, and Rule 10A-3 under, the U.S. Exchange Act and the rules of the NYSE American;

(u)	the Company is not indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors’ fees, salaries, bonus and other employment or consulting compensation or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(v)	none of the Principals or Common Shareholders is indebted or under any obligation to the Company, on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees;

(w)	other than as disclosed in the Prospectuses or in relation to the credit agreement set forth in Schedule “C” hereto, neither the Company nor any subsidiary of the Company has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(x)	all contracts and agreements of the Company or any subsidiaries of the Company that are required to be disclosed or described in the Registration Statement, the Prospectuses or in the Public Record under Applicable Securities Laws (collectively the “Material Contracts”) have been disclosed in the Prospectuses;

(y)	there are no amendments to the Material Contracts that have been, are proposed to be, or are required to be, made other than have been disclosed in the Prospectuses. Neither the Company nor any subsidiary has received any notification from any party claiming that the Company or such subsidiary is in breach or default under any contract or agreement, except which default or breach would not reasonably be expected to result in a material adverse effect;

(z)	other than as disclosed by third-parties in filings made by them under applicable U.S. Securities Laws, the Company has no knowledge of any proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares;

(aa)	no labour problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its subsidiaries;

(bb)	the Company maintains policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of the Company, and such policies are in full force and effect as of the date hereof;

(cc)	other than pursuant to the credit agreement described in Schedule “C”, no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as such restrictions or dividends, loans or advances would not, individually or in the aggregate, have a. material adverse effect

(dd)	the Company has established and maintains disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2025, as disclosed in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2025, filed with the SEC on November 6, 2025 (such date, the “Evaluation Date”). The Company presented in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2025, the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there has been no change in the Company’s disclosure controls and procedures that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures;

(ee)	the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate governmental authorities necessary to conduct their respective businesses as now operated by them, except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, result in a material adverse effect, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a material adverse effect;

(ff)	the Company is the absolute legal and beneficial owner of, and has good and marketable title to, the royalties in respect of the Canadian Malartic Property, the royalties in respect of the Borborema Gold Project, the royalties in respect of the Ren Project and the royalty in respect of the Côté Gold Project, each as described in the Registration Statement and the Prospectuses (including all documents incorporated by reference therein) (the “Key Royalties”), and, except as disclosed in the Registration Statement and the Prospectuses and Schedule “C”, such interests are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and the Company does not know of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such rights;

(gg)	the Canadian Malartic Property is the only mineral project material to the Company within the applicable meanings of NI 43-101 and SK 1300, respectively, and the disclosure set out in the Public Record, the Registration Statement and the Prospectuses (including all documents incorporated by reference therein) with respect to the Canadian Malartic Property has been disclosed in all material respects in accordance with the applicable requirements of NI 43-101 and SK 1300 and the Company has no knowledge that such disclosure is inaccurate in any material respect. The Company is in material compliance with the applicable provisions of NI 43-101 and SK 1300 and has filed any technical reports or technical report summaries required thereby;

(hh)	all scientific and technical information set forth in the Registration Statement and the Prospectuses has been reviewed by a “qualified person” as required under NI 43-101 and SK 1300 and, to the knowledge of the Company, has been prepared in accordance with Canadian industry standards set forth in NI 43-101 or U.S. industry standards set forth in SK 1300, as applicable, other than where disclosed in the Registration Statement and the Prospectuses that such information has been prepared under an acceptable foreign code (as such term is defined in NI 43-101);

(ii)	the disclosure set out in the Public Record, the Registration Statement and the Prospectuses (including all documents incorporated by reference therein) with respect to the Key Royalties constitutes an accurate description of the Key Royalties;

(jj)	the Company has made available, or caused to be made available, to the Underwriters true and correct copies of the agreements, contracts, instruments and other documents constituting the Key Royalties, including all material amendments or modifications thereto (“Royalty Title and Operating Documents”). To the knowledge of the Company, no other party to the Royalty Title and Operating Documents is in default of any obligation under the Royalty Title and Operating Documents;

(kk)	neither the Company nor any of the Material Subsidiaries has received any notice of, nor does the Company otherwise have any knowledge of, any claim adverse to its ownership interests in or relating to any Key Royalty, nor in respect of any material real property, whether owned or held under lease or sublease by the Company or any of the Material Subsidiaries;

(ll)	to the knowledge of the Company, there are no claims or actions with respect to local, native, aboriginal or indigenous rights currently threatened or pending in respect of the properties underlying the Key Royalties that could have a material adverse effect on the Company. The Company is not aware of any material land entitlement claims or local, native, aboriginal or indigenous land claims having been asserted or any legal actions relating to local, native, aboriginal, indigenous or community issues having been instituted with respect to the properties underlying the Key Royalties, and no material dispute in respect of such properties with any local, native, aboriginal or indigenous group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon;

(mm)	to the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the properties underlying the Key Royalties in a manner that would have a material impact on the Company;

(nn)	to the knowledge of the Company, there are no actions, proceedings, inquiries, work or labour disruption, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore or develop the operations underlying the Key Royalties in a manner that would have a material impact on the Company;

(oo)	except as disclosed in the Registration Statement and the Prospectuses (including all documents incorporated by reference therein): (i) to the knowledge of the Company, the operators of the properties underlying the Key Royalties are in compliance with all applicable Environmental Laws and have not used, except in compliance with Environmental Laws, any property or facility which they own or lease, or previously owned or leased, to conduct any Environmental Activity, except where such use would not result in a material adverse effect; and (ii) other than in the ordinary course, including in connection with mine development or permitting, to the knowledge of the Company, there are no material environmental audits, evaluations, assessments, studies or tests, relating to the properties underlying the Key Royalties, the Company or the Material Subsidiaries.

(pp)	no part of the property or assets of the Company or its subsidiaries or the entities holding the properties underlying the Key Royalties have been taken, condemned or expropriated by any governmental authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings;

(qq)	the minute books of the Company have been maintained in material compliance with all applicable laws and are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of the Company and the Material Subsidiaries on a consolidated basis, or in the context of the Offering;

(rr)	all information provided by the Company to the Underwriters in relation to it and the Offering (including in respect of their due diligence requests) is accurate and complete in all material respects at its respective date as stated therein and is not misleading;

(ss)	the Company has not withheld from the Underwriters any material facts known to the Company relating to the Company and its subsidiaries as a whole, the Key Royalties or the Offering;

(tt)	the Company is authorized to issue an unlimited number of Common Shares of which, as at December 5, 2025, 197,490,625 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable;

(uu)	the form and terms of the certificate representing the Offered Shares has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Offered Shares does not and will not conflict with any applicable laws or the rules and policies of the NYSE American;

(vv)	TSX Trust Company has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Continental Stock Transfer & Trust Company has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(ww)	the Offered Shares have been duly created, authorized, allotted and reserved for issuance and, at the applicable Closing Time, the Offered Shares will be duly and validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company; the Offered Shares will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company;

(xx)	except as disclosed in the Registration Statement and the Prospectuses, no person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants but, for greater certainty, not including any letter of intent or other non-binding terms outlining a potential transaction involving the purchase, subscription or issuance of the Company’s securities) for the purchase, subscription or issuance of common shares of the Company; no person has the right to require the Company or any of its subsidiaries to qualify or register any securities for sale under Applicable Securities Laws by reason of the filing of the Registration Statement or the Prospectuses with any Commission or the SEC or the issuance and sale of the Offered Shares;

(yy)	the Company is in compliance in all material respects with all its disclosure obligations under the Applicable Securities Laws;

(zz)	the issued and outstanding Common Shares are listed and posted for trading on the NYSE American and the Company is not in default of the listing requirements of the NYSE American, as applicable to the Company;

(aaa)	the Company is not and, after giving effect to the offering and sale of the Initial Shares and Additional Shares, and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectuses, will not be required to be registered as an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended;

(bbb)	the Company is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof as described in the Disclosure Package and the Prospectuses, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act;

(ccc)	there is and has been no failure on the part of the Company nor, to the best of the Company’s knowledge having made due enquiry, any of its directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the U.S. Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications;

(ddd)	the are no business relationships, contracts, documents, related party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company or any subsidiary that are required to be disclosed in, or filed as exhibits to, the Registration Statement or the Prospectuses that have not been disclosed or filed in the Registration Statement or the Prospectuses;

(eee)	the Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation as a result of the offering of Offered Shares hereby;

(fff)	the Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the U.S. Securities Laws, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares;

(ggg)	the Company has not completed any “significant acquisition” (as such term is used in Applicable Securities Laws) or “restructuring transaction” (as such term is defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents that have not already been disclosed in the Public Record or the Prospectuses, pursuant to Applicable Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Final Prospectuses, would be a significant acquisition for the purposes of Applicable Securities Laws or (ii) would require financial statement disclosure in respect of the acquired business for the purposes of Applicable Securities Laws;

(hhh)	there are no reports or information that in accordance with the requirements of Applicable Securities Laws must be made publicly available in connection with the offering of the Offered Shares hereby that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any of the Commissions or the SEC in connection with the offering of Offered Shares hereby that have not been filed as required, other than as contemplated herein. The Company has not filed any confidential material change or other report or other document with any Commission, the SEC, the NYSE American, or any other self-regulatory authority which at the date hereof remains confidential;

(iii)	no forward-looking information or statements (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act and within the meaning of applicable Canadian Securities Laws) of the Company included or incorporated by reference in the Registration Statement or the Prospectuses, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith, such forward-looking information and statements are based on assumptions that are reasonable in the circumstances, and the Company has updated such forward- looking information and statements as required by and in compliance with Applicable Securities Laws;

(jjj)	except for the Underwriters as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder;

(kkk)	none of the Company, nor any of its subsidiaries, directors, officers, nor, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti-bribery or anti-corruption provisions of applicable law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures reasonably designed to promote and achieve, and which are reasonably expected to continue to promote and achieve, continued compliance therewith;

(lll)	none of the Company, nor any of its subsidiaries, directors, officers, nor, to the knowledge of the Company, any of its employees or agents, has at any time (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions in which the Company or any of its subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority body or agency involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(mmm)	neither the Company nor any subsidiary (in this paragraph (mmm), the “Entity”) nor any director, officer or employee, nor, to the Company’s knowledge, agent or affiliate of the Entity, is a government, individual, or entity (in this paragraph (mmm), “Person”) that is, or is owned 50% or more by a Person that is:

(i)	the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authorities, including designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor

(ii)	located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including Cuba, Iran, North Korea and the Crimea Region of the Ukraine) (the “Sanctioned Countries”);

neither it nor any Entity will, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(iii)	to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(iv)	in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise);

the Entity represents and covenants that, except as detailed in the Disclosure Package and the Final Prospectuses, for the past five years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country;

(nnn)	except as would not reasonably be expected to have a material adverse effect, (i) there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (ii) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data;

(ooo)	the Company is eligible to file with each of the Qualifying Canadian Jurisdictions a prospectus in the form of a short form prospectus under the Base Shelf Procedures, and to otherwise avail itself of the Base Shelf Procedures with respect to the distribution of the Offered Shares;

(ppp)	the Company is not an “ineligible issuer” (as defined in Rule 405 under the U.S. Securities Act);

(qqq)	the Canadian Final Base Shelf Prospectus complies with, and the Canadian Final Prospectus and Supplementary Material will, as of their respective dates, comply with, all applicable requirements of Applicable Securities Laws, including the Base Shelf Procedures;

(rrr)	the Canadian Final Base Shelf Prospectus and, prior thereto, a Canadian Preliminary Base Shelf Prospectus (in the English language) regarding the issue and sale of the Offered Shares, have been filed with each of the Commissions, and receipts therefor have been issued by or on behalf of each of the Commissions, which receipts continue to be effective;

(sss)	the Registration Statement complies, and when the U.S. Final Prospectus is first filed in accordance with Rule 424(b) under the U.S. Securities Act and on the Closing Date or the Over-Allotment Closing Date, the U.S. Final Prospectus (and any supplements thereto) will comply, in all material respects with the applicable requirements of the U.S. Securities Act and, in respect to the documents incorporated by reference therein, the U.S. Exchange Act and the respective rules thereunder;

(ttt)	no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Disclosure Package or the U.S. Final Prospectus has been issued by the SEC and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the SEC;

(uuu)	the Disclosure Package as of the Applicable Time does not and on the Closing Date and the Over-Allotment Closing Date, will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(vvv)	each Issuer Free Writing Prospectus listed on Schedule “D” hereto does not conflict with the information contained in the U.S. Registration Statement, the Disclosure Package or the U.S. Final Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the U.S. Securities Act on the date of first use, and the Company has complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. The Company has not made any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Lead Underwriters, except as set forth on Schedule “D” hereto. The Company has retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Act;

(www)	upon their issuance in accordance with the terms hereof, the Offered Shares will be registered in the name of the Underwriters or as directed by NBF, on behalf of the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions under Applicable Securities Laws and liens, charges or encumbrances of any kind whatsoever;

(xxx)	when issued and sold by the Company in accordance with the terms hereof the Offered Shares shall have the rights, privileges, restrictions, conditions attributes and characteristics that conform to the rights, privileges, restrictions, conditions, attributes and characteristics attaching to common shares in the capital of the Company set forth in the Prospectuses;

(yyy)	on the date of issue, the Offered Shares will be qualified investments under the Tax Act and the regulations thereunder as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account each as defined in the Tax Act, subject to the specific provisions of any such plan, but would be a prohibited investment for a trust governed by a tax-free savings account if the holder has a significant interest in the Company within the meaning of the Tax Act;

(zzz)	there are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Offered Shares;

(aaaa)	at the Closing Time, the Offered Shares will be listed and, prior to the market opening on the day of Closing, the Initial Shares will be posted for trading on the NYSE American and subject to their issuance, the Additional Shares will be posted for trading on the NYSE American;

(bbbb)	none of the Company, any subsidiary of the Company, nor any of their respective affiliates or any person acting on its or their behalf (other than the Underwriters or any person acting on its behalf, as to which no representation, warranty or covenant is made) has violated or will violate the U.S. Exchange Act in connection with offers and sales of the Offered Shares;

(cccc)	for each tax year that the Company qualifies as a “passive foreign investment company” (a “PFIC”) as determined by the Company based on the Company’s reasonable analysis, the Company will make publicly available: (a) a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund election with respect to the Company. The Company may elect to provide such information on its website;

(dddd)	the interactive data in the XBRL included as an exhibit to the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto; and

(eeee)	the securities offered in the Offering have a “bona fide public market” as such term is defined in FINRA Rule 5121(f)(3).

5.2	The representations and warranties of the Company contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the Offering in accordance with section 14.6.

5.3	Each Underwriter hereby represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the Offering on the terms and conditions set forth herein.

5.4	The Underwriters hereby covenant and agree with the Company the following:

(a)	during the period of distribution of the Offered Shares by or through the Underwriters, the Underwriters will offer and sell Offered Shares to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Final Prospectuses and this Agreement either directly or through other registered investment dealers and brokers;

(b)	the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares; and

(c)	the Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Date, but in any event no later than seven business days following the date of exercise of the entire Over-Allotment Option, if exercised. The Lead Underwriters, on behalf of the Underwriters, will notify the Company when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Offered Shares, and, within thirty days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Commission for the purpose of calculating fees payable to, or making filings with, that Commission.

5.5	The representations and warranties of the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing.

6.	ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)	file with the NYSE American all required documents and pay all required filing fees, and comply with the rules and policies of the NYSE American in order to obtain prior to the Closing Date the requisite acceptance or approval of the NYSE American for the Offering and the listing of the Offered Shares;

(b)	prior to the completion of the Offering, the Company will file the Final Prospectuses and all documents required to be filed with or furnished to the Commissions and the SEC pursuant to, and in compliance with, Applicable Securities Laws and as contemplated herein (including any Issuer Free Writing Prospectuses, if applicable), fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters, advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document has been filed, and provide evidence satisfactory to the Underwriters of each such filing;

(c)	prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, documentation with respect to technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of:

(i)	any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise), financial position or capital or ownership of the Company or of any subsidiary, or proposed ownership of the Company

(other than a change disclosed in the Prospectuses); and

(ii)	any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto; and any material fact that has arisen or been discovered and that would be required to have been disclosed in the Prospectuses or in Supplementary Material had that fact arisen or been discovered on or prior to the date of the Prospectuses or any Supplementary Material, which change or fact is, or may be, of such a nature as to render the Prospectuses or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Applicable Securities Laws, or include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, or which would result in any of such documents not complying in any material respect with any of the Applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Shares. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this subsection and, in any event, prior to making any filing;

(f)	deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (e) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (l) below;

(g)	cause commercial copies of the Final Prospectuses (including the Canadian Final Base Shelf Prospectus and the U.S. Base Prospectus), each Issuer Free Writing Prospectus, and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request, as soon as possible after the filing of the Final Prospectuses, but in any event on or before noon (Vancouver time) on the business day after filing such Final Prospectuses. Such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(h)	by the act of having the Final Prospectuses (including the Canadian Final Base Shelf Prospectus and the U.S. Base Prospectus), each Issuer Free Writing Prospectus and any amendments thereto delivered to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing expressly for inclusion in Prospectuses or any Issuer Free Writing Prospectus) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading and together constitute full, true and plain disclosure of all material facts relating to the Company, the Offered Shares and the Over-Allotment Option as required by the Applicable Securities Laws of the Qualifying Jurisdictions; by the act of having the Pricing Term Sheet delivered to the Underwriters, have represented and warranted to the Underwriters that as of the Applicable Time the Disclosure Package does not contain any misrepresentation or include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading;

(i)	prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Offered Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions;

(j)	use its best efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(k)	use its commercially reasonable best efforts to maintain the listing of the Common Shares on the NYSE American for a period of three years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(l)	deliver to the Underwriters and its legal counsel, as applicable:

(i)	at the time of filing of the Final Prospectuses by the Underwriters, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditor addressed to the Underwriters and to the directors of the Company and dated as of the date of the Final Prospectuses and based on procedures performed within two business days of the date of the Final Prospectuses, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectuses and to such other matters as the Underwriters may reasonably require;

(ii)	at the Closing Time, such favourable legal opinions (the “Legal Opinions”) of Sangra Moller LLP, the Company’s Canadian legal counsel, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to all matters customarily and reasonably requested by the Underwriters relating to the Company and the issuance and sale of the Offered Shares and to such other matters as the Underwriters may reasonably require relating to the Canadian Final Prospectus, the trade and distribution of the Offered Shares without restriction, and to such other matters as the Underwriters may reasonably require (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company);

(iii)	at the Closing Time, such favourable legal opinions (the “Corporate Opinions”) from legal counsel to the Company located in the jurisdictions in which each of the Company and the Material Subsidiaries is incorporated and conducting business as to the following matters: (i) the Company and each Material Subsidiary is duly incorporated or formed under all applicable laws of the jurisdiction of its incorporation or formation; (ii) the Company and each Material Subsidiary is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation; (iii) the Company and each Material Subsidiary has all requisite corporate power and authority and is registered or otherwise qualified to conduct the business now and as proposed to be conducted, and to own, lease and operate their respective properties and assets, including the applicable Key Royalties and Royalty Title and Operating Documents; and (iv) as to the authorized share capital and the issued and outstanding share capital of the Company and each Material Subsidiary;

(iv)	at the Closing Time, a favourable legal opinion and negative assurance letter of Haynes and Boone, LLP, the Company’s U.S. legal counsel, addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, relating to all matters customarily and reasonably requested by the Underwriters (the “U.S. Legal Opinion”);

(v)	at the Closing Time, a favourable legal opinion and negative assurance letter of Troutman Pepper Locke LLP, the Underwriters’ U.S. legal counsel, addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters;

(vi)	at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its President and Chief Executive Officer and Chief Financial Officer addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)	the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)	the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

(D)	the Common Shares are registered with the SEC pursuant to Section 12(g) of the U.S. Securities Act, the Company is subject to and has filed all reports required to be filed by, the U.S. Exchange Act, and the Company meets all general eligibility requirements for use of Form F-3 under the U.S. Securities Act, including General Instruction I.B.1 of Form F-3 thereto in connection with the Offering; and

(E)	all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time (except for such representations and warranties which are in respect of a specific date in which case such representations and warranties were true and correct in all material respects as of such date) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vii)	the Underwriters having received certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, creation, issue (or reservation for issue) and sale of the Offered Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Shares on the NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(viii)	if necessary, at the time of the filing of Final Prospectuses and at the Closing Date, the Company shall have furnished to the Underwriters a certificate, dated the respective dates of delivery thereof and addressed to the Underwriters, of its Chief Financial Officer (“CFO Certificate”) with respect to certain financial data contained in the Disclosure Package and the Final Prospectuses, providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Underwriters, if such comfort has not been provided by the Company’s auditors pursuant to the Comfort Letter in the opinion of the Underwriters, acting reasonably;

(ix)	at the Closing Time, a certificate of status (or equivalent) for the Company dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(x)	at the Closing Time, a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date;

(xi)	[reserved];

(xii)	at the Closing Time, a Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) business days prior to the Closing Date, the information contained in the Comfort Letter; and

(xiii)	at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in an offering of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(m)	from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement untrue or incorrect;

(n)	during the period commencing on the Closing Date and ending on the date which is 90 days after the Closing Date, not, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, directly or indirectly agree not to issue or sell, or announce any intention to issue or sell, any Common Shares or other financial instruments convertible or exchangeable into Common Shares other than: (i) the issuance of securities under the Company’s stock option plan and other incentive plans and stock-based compensation arrangements, (ii) to satisfy existing contractual obligations, (iii) in connection with the exercise or conversion of rights, convertible securities and other instruments already issued as of the date hereof, or (iv) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset or assets in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to any investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities;

(o)	use its reasonable efforts to cause each of its directors and senior officers to enter into lock-up agreements in form and substance satisfactory to the Underwriters, acting reasonably, evidencing their agreement to not, without the prior written consent of the Lead Underwriters (which consent will not be unreasonably withheld, conditioned or delayed), sell securities of the Company held by them or announce any such sale for a period of 90 days following the Closing Date, other than: (i) pursuant to a take-over bid, arrangement or any other similar transaction made generally to all of the holders of the Common Shares; (ii) pursuant to a transfer that occurs by operation of law or in connection with transactions arising as a result of the death of the director or officer; or (iii) satisfy tax obligations in connection with the vesting or exercise of securities pursuant to security-based compensation arrangements;

(p)	prior to the Closing Time, provide evidence satisfactory to the Underwriters of the approval of the NYSE American of the listing and posting for trading on the NYSE American of the Offered Shares;

(q)	if a filing with FINRA is required, evidence satisfactory to the Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering;

(r)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Commission or the SEC of any order suspending or preventing the use of the Prospectuses; (ii) the suspension of the qualification of the Offered Shares or the Over-Allotment Option for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission or the SEC for amending or supplementing the Prospectuses or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(s)	not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(t)	promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(u)	during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, where reasonably practical to do so and subject to the Company’s obligations under Applicable Securities Laws, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(v)	forthwith notify the Underwriters of any breach of any covenant of this Agreement by the Company, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement is or has become untrue or inaccurate in any material respect; and

(w)	use the net proceeds of the Offering substantially in the manner set out in the Final Prospectuses under the heading “Use of Proceeds”.

7.	UNDERWRITERS’ FEES AND EXPENSES

7.1	In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

7.2	Whether or not the purchase and sale of the Initial Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Initial Shares or incidental to all matters in connection with the Offering shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of Underwriters’ legal counsel as set out in the Engagement Letter. The Underwriters have also agreed to reimburse the Company for certain expenses as set out in the Engagement Letter.

7.3	All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment. If the Company is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, the Company shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from the Company after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement. If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and the Company shall pay the Underwriters such tax.

8.	CONDITIONS PRECEDENT

8.1	The following are conditions to the obligations of the Underwriters to complete the Offering as contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)	all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the NYSE American to the Offering and to validly offer, sell and distribute the Offered Shares and grant the Over-Allotment Option;

(b)	there shall be no requirement under applicable law and no requirement imposed on the Company by the Regulatory Authorities to obtain, nor shall the Company voluntarily seek, shareholder approval of the Offering or of the issuance of the Offered Shares;

(c)	the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses to permit the Company to complete its obligations hereunder;

(d)	the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, the Corporate Opinions, the U.S. Legal Opinion, Officer’s Certificate, the CFO Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e)	no order ceasing or suspending the effectiveness of the Registration Statement or trading in any securities of the Company, or ceasing or suspending trading by the directors or officers of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened; the Canadian Final Prospectus shall have been timely filed with the Commissions and the U.S. Final Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the SEC under the U.S. Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act); and all requests by the Commissions or the SEC for additional information shall have been complied with to the reasonable satisfaction of the Lead Underwriters;

(f)	as of the Closing Time, there shall be: (i) no reports or information that in accordance with the requirements of Regulatory Authorities must be made publicly available in connection with the sale of the Offered Shares that have not been made publicly available as required; (ii) no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; and (iii) no contracts, documents or other materials required to be described or referred to in the Prospectuses that are not described or referred to as required and delivered to the Underwriters;

(g)	the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(h)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(i)	the Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require and as are customary in an offering of this nature;

(j)	there shall not have occurred any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position or capital of the Company not disclosed in the Disclosure Package;

(k)	the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Company not generally known to the public which should have been previously disclosed pursuant to Applicable Securities Laws;

(l)	the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Offered Shares on the NYSE American as required to be provided before the Closing Time; and

(m)	the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time as if such representations and warranties had been made as of the Closing Time.

9.	CLOSING

9.1	The Company and the Underwriters shall cause the Closing to occur on December 11, 2025 or such other date as may be agreed by the Company and NBF, on behalf of the Underwriters, in writing (the “Closing Date”). The closing of the Offering under this Agreement (the “Closing”) shall be completed virtually or, if necessary, at the offices of Sangra Moller LLP, Canadian legal counsel to the Company.

9.2	On the Closing, the Company shall issue and deliver to the Underwriter:

(a)	one or more global certificates (in physical or electronic form as the Lead Underwriters may advise) representing the Initial Shares in the names and denominations reasonably requested by the Underwriter; and

(b)	the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(l) as the Underwriters may request.

9.3	If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time, on the Closing the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of $90,000,000, less (i) the Underwriters’ Fee and, (ii) if so desired by the Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.2.

10.	OBLIGATIONS OF THE UNDERWRITERS

10.1	The obligations of the Underwriters under this Agreement shall be several in all respects and not joint or joint and several. For greater certainty, the obligations of the Underwriters to purchase the Offered Shares shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Shares to be purchased set out opposite the names of the Underwriters respectively below:

National Bank Financial Inc.	–	30.0%
BMO Capital Markets Corp.	–	30.0%
RBC Dominion Securities Inc.	–	20.0%
Scotia Capital Inc.	–	7.5%
Canaccord Genuity Corp.	–	5.0%
H.C. Wainwright & Co., LLC	–	2.5%
Raymond James Ltd.	–	2.5%
Ventum Financial Corp.	–	2.5%

10.2	If any Underwriter does not complete the purchase and sale of the Offered Shares which that Underwriter has agreed to purchase under this Agreement (other than in accordance with this section 10) (the “Defaulted Shares”), the Lead Underwriters may delay the Closing Date for not more than five days without the prior written consent of the Company, and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares. If the Continuing Underwriters do not elect to purchase the Defaulted Shares:

(a)	if the number of Defaulted Shares does not exceed in the aggregate 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportion that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters; or

(b)	if the number of Defaulted Shares exceeds in the aggregate, 10% of the number of the Offered Shares to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Shares and the Company shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Defaulted Shares) to the Continuing Underwriters; or (ii) terminate its obligations under this Agreement, in which event there will be no further liability on the part of the Continuing Underwriters, or on the part of the Company except pursuant to the provisions of sections 7.2 and 12 of this Agreement.

11.	OPTION CLOSING

11.1	In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that NBF, on behalf of the Underwriters, advises the Company the certificates (in physical or electronic form as NBF, on behalf of the Underwriters, may advise in the notice) representing the Additional Shares to be issued at the Option Closing in the names and denominations reasonably requested by NBF, on behalf of the Underwriters.

11.2	The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3	At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(l) as the Underwriters may request.

11.4	If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company by wire transfer the gross proceeds of the sale of the Additional Shares, less (i) the Underwriters’ Fee and (ii) if so desired by the Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.2.

11.5	The Company and Underwriters agree that the Over-Allotment Closing Date may occur on the same date as the Closing Date, subject to the Company’s prior receipt of the notice in accordance with the Over-Allotment Option.

12.	INDEMNITY

12.1	The Company agrees to indemnify and save harmless the Underwriters, their respective affiliates and subsidiaries and their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of any nature or kind, joint or several (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”), which an Indemnified Party may incur or become subject to or otherwise involved in (in any capacity) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)	any information or statement (except any information or statement relating solely to the Underwriters provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectuses) contained in any of the Offering Documents being, or being alleged to be, a misrepresentation or untrue, or any omission or alleged omission to state therein any information, or being or being alleged to be an untrue statement of a material fact or omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b)	any breach by the Company of, or any default under, any representation, covenant or agreement of the Company in this Agreement or under Applicable Securities Laws or the failure by the Company to comply with its obligations under this Agreement or Applicable Securities Laws;

(c)	the Company not complying prior to the completion of the distribution of the Offered Shares with any requirement of any Applicable Securities Laws or other applicable securities legislation of any jurisdiction; or

(d)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof (in each case, other than relating solely to any information or statements relating to the Underwriters which has been provided by the Underwriters to the Company in writing specifically for inclusion in the Prospectuses) which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Offered Shares in any jurisdiction, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim (it being understood and agreed that for the purposes of this section 12.1, the names of the Underwriters set forth on the cover constitute the only information or statements relating to the Underwriters which has been provided by the Underwriters to the Company in writing specifically for inclusion in the Prospectuses).

12.2	This indemnity shall not be available to any Indemnified Party in relation to any losses, expenses, claims, actions, damages or liabilities incurred by the Company which are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted primarily from the Indemnified Party’s gross negligence or wilful misconduct. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall, in and of itself, constitute “gross negligence” or “willful misconduct” for purposes of this section 12 or otherwise disentitle an Indemnified Party from indemnification or contribution hereunder.

12.3	In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was grossly negligent or guilty of wilful misconduct in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Company and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

12.4	If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences or such failure prejudices the defence of any action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnifying Party would otherwise have under this indemnity.

12.5	No admission of liability and no settlement, compromise or termination of any Claim will be made without the Company’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld; provided, however, that no consent of an Indemnified Party will be required if the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise or termination (i) includes an unconditional release of each Indemnified Party from any liability arising out of such Claim and (ii) does not include any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party or any adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)	the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company,

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account, provided that the Company shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

12.6	If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder.

12.7	The Company hereby constitutes the Underwriters as trustee for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

13.	TERMINATION OF AGREEMENT

13.1	Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate in accordance with section 13.2 its obligation to purchase the Offered Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing and signed by the Underwriters.

13.2	In addition to any other remedies which may be available to the Underwriters, each Underwriter shall have the right to terminate its obligations under this Agreement including its obligation to purchase Offered Shares upon delivery of written notice to the Company at any time up to the Closing of the Offering if:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, any Regulatory Authority or any law or regulation is enacted or changed, or there is any announced change in the interpretation or administration thereof by the NYSE American or securities regulatory authority, which in the opinion of an Underwriter, acting reasonably, operates or could operate to prevent or restrict the distribution of the Offered Shares, trading of the Common Shares or materially and adversely affects or could reasonably be expected to or will materially and adversely affect the market price or value of the Common Shares;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe of national or international consequence (including a war or like event, act of terrorism, plague, or any outbreak or escalation of national or international hostilities or any crisis or calamity), any change or development involving a prospective change in national or international political, financial or economic conditions, or any governmental action, law, regulation, inquiry or other similar occurrence of any nature, which, in the opinion of an Underwriter, acting reasonably, materially adversely affects, or could reasonably be expected to materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations, affairs or prospects of the Company and its subsidiaries, taken as a whole;

(c)	a cease trading order is made or threatened respecting any of the Company’s securities by any Regulatory Authority or other competent authority by reason of the fault of the Company or its directors, officers and agents;

(d)	there shall be any material change in the affairs of the Company, or the Underwriters become aware of any previously undisclosed material fact or change in a material fact required to be disclosed in the Offering Documents, in the opinion of an Underwriter, acting reasonably, has or would be expected to have a significant adverse effect on the business, operations or capital of the Company (on a consolidated basis) or on the market price or value of the Common Shares or result in a material number of purchasers of Offered Shares exercising rescission rights or suing for damages thereunder; or

(e)	the Company is in breach of a material term, condition or covenant of this Agreement.

13.3	The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of an Underwriter to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4	The rights of termination contained in this section 13 may be exercised by an Underwriter giving written notice thereof to the Company and the Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies an Underwriter may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5	If the obligations of an Underwriter is terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under subsection 6.1(s), section 7, section 12 and section 13.

14.	GENERAL

14.1	Any notice to be given hereunder shall be in writing and may be given by electronic delivery or by hand delivery and shall, in the case of notice to the Company, be addressed and delivered electronically or by hand to:

Gold Royalty Corp.

1188 West Georgia Street, Suite 1830

Vancouver, British Columbia

Canada V6E 4A2

Attention: [redacted – personal information]

Email: [redacted – personal information]

with a copy to:

Sangra Moller LLP

1021 West Hastings Street, Suite 2200

Vancouver, British Columbia

Canada V6E 0C3

Attention: [redacted – personal information]

Email: [redacted – personal information]

and to:

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112 US

Attention: [redacted – personal information]

Email: [redacted – personal information]

and in the case of the Underwriter, be addressed and faxed or delivered to each of:

National Bank Financial Inc.

130 King Street West, Suite 800

Toronto, Ontario

Canada M5X 1J9

Attention: [redacted – personal information]

Email: [redacted – personal information]

BMO Capital Markets Corp.

151 West 42nd Street

New York, NY 10036

Attention: [redacted – personal information]

Email: [redacted – personal information]

RBC Dominion Securities Inc.

666 Burrard Street, 21st Floor

Vancouver, BC V6C 2X8

Attention: [redacted – personal information]

Email: [redacted – personal information]

with a copy to:

Miller Thomson LLP

40 King St W Suite 6600

Toronto, Ontario

Canada M5H 3S1

Attention: [redacted – personal information]

Email: [redacted – personal information]

and to:

Troutman Pepper Locke LLP

111 Huntington Avenue,

9th Floor

Boston, MA 02199-7613

USA

Attention: [redacted – personal information]

Email: [redacted – personal information]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement.

14.3	The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party’s rights or privileges in the event of a further default or failure of performance.

14.4	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties.

14.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.6	Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriter, or on their behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.7	The Company hereby acknowledges that the Underwriters are acting solely as Underwriters in connection with the purchase and sale of the Offered Shares contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that an Underwriter act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that an Underwriter may undertake or have undertaken in furtherance of such purchase and sale of the Offered Shares, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the Offering or any matters leading up to the Offering, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to the Offering and that any opinions or views expressed by an Underwriter to the Company regarding the Offering, including, but not limited to, any opinions or views with respect to the price or market for the Offered Shares, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that each Underwriter is acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether an Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with Offering or any matters leading up to the Offering.

14.8	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.9	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.10	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.11	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

14.12	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.13	The parties may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, portable document format (“pdf”) or other electronic means all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

14.14	The Underwriters hereby acknowledges that they have consented that this Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière à notre achat soient rédigés en anglais seulement.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours very truly,

)
)	NATIONAL BANK FINANCIAL INC.
)
)	Per:	/s/ John O’Sullivan
)	Name:	John O’Sullivan
)	Title:	Managing Director, Global Mining & Metals Investment Banking
)
)
)

)
)	BMO CAPITAL MARKETS CORP.
)
)	Per:	/s/ Brad Pavelka
)	Name:	Brad Pavelka
)	Title:	Managing Director
)
)

)
)	RBC DOMINION SECURITIES INC.
)
)	Per:	/s/ Michael Scott
)	Name:	Michael D. Scott
)	Title:	Managing Director, Global Mining & Metals Investment Banking
)

)
)	SCOTIA CAPITAL INC.
)
)	Per:	/s/ Darren Grant
)	Name:	Darren Grant
)	Title:	Managing Director
)
)

)
)	CANACCORD GENUITY CORP.
)
)	Per:	/s/ Tom Jakubowski
)	Name:	Tom Jakubowski
)	Title:	Managing Director, Global Head of Metals and Mining, Investment Banking
)
)
)

)
)	H.C. WAINWRIGHT & CO., LLC
)
)	Per:	/s/ Edward Silvera
)	Name:	Edward Silvera
)	Title:	Chief Operating Officer
)

)
)	RAYMOND JAMES LTD.
)
)	Per:	/s/ Gavin McOuat
)	Name:	Gavin McOuat
)	Title:	Senior Managing Director
)

)
)	VENTUM FINANCIAL CORP.
)
)	Per:	/s/ Joseph Gallucci
)	Name:	Joseph Gallucci
)	Title:	Managing Director, Head of Mining Investment Banking
)

)	BMO NESBITT BURNS INC.
)
)	Per:	/s/ Haroon Chaudhry
)	Name:	Haroon Chaudhry
)	Title:	Director
)

The foregoing is accepted and agreed to on December 8, 2025, effective as of the date appearing on the first page of this Agreement.

)
)	GOLD ROYALTY CORP.
)
)	Per:	/s/ David Garofalo
)	Name:	David Garofalo
)	Title:	Chairman, President and Chief Executive Officer
)
)